Michael A. Littman
                                Attorney at Law
                               7609 Ralston Road
                             Arvada, Colorado 80002
                      (303) 422-8127 * (303) 431-1567 fax





United States
Securities and Exchange Commission
Attn: Katherine Wray
Mail Room 4561
Washington, D.C. 20549


Re:      Fairway Properties, Inc.
         Registration Statement on Form 10
         Filed November 18, 2009
         File No. 000-53835


Ms. Wray:

Please be advised that Fairway Properties, Inc. will be filing an amended Registration Statement on Form 10 and response to your correspondence of December 15, 2009 no later than the end of business on Thursday, April 22, 2010.

If you have any questions, please do not hesitate to contact me.

                                            Sincerely,

                                            /s/ Michael A. Littman

                                            Michael A. Littman